Filed by Mission Resources Corporation
(Commission File No. 000-09498)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Mission Resources Corporation
(Commission File No. 000-09498)

The following is a transcript of the recorded message provided by Petrohawk Energy Corporation on its toll-free number, (866) 729-6799, regarding the hypothetical merger consideration that the holders of Mission Resources Corporation would receive as of the particular date of the recorded message. The recording will be updated on a daily basis.

Script for (866) 729-6799 Recorded Message

The amount to be paid to holders of common stock of Mission Resources Corporation by Petrohawk Energy Corporation is based upon volume-weighted average closing prices of Petrohawk common stock as reported on Nasdaq for the ten consecutive trading days ending on the third calendar day prior to the effective time of the merger. The information given in this message is calculated as of the date specified and the amounts stated will change as prices and trading volumes are reported for Petrohawk common stock prior to the effective time.

The actual value of the Petrohawk common stock received by Mission stockholders will depend upon the market value of Petrohawk common stock upon receipt, which may be higher or lower than the current market price.

For more complete information regarding the merger and the calculation of the merger consideration, you are urged to carefully read the joint proxy statement/prospectus, copies of which may be accessed over the Internet from the websites of Petrohawk, at www.petrohawk.com, or Mission, at www.mrcorp.com.

As of 3:30 p.m. Central Daylight Time, July [insert current date], 2005:

The Per Share Stock Consideration ratio is [insert Per Share Stock Consideration fraction].

The value per share to Mission stockholders electing Petrohawk common stock is [insert Value of Per Share Stock Consideration #] dollars.

Mission stockholders electing cash would receive cash per share of: [insert Per Share Cash Consideration#] dollars.

Petrohawk Energy Corporation (“Petrohawk) has filed with the SEC a Registration Statement on Form S-4, and certain amendments thereto (Registration Number 333-124391), that contains the joint proxy statement prospectus regarding the proposed merger (the “Merger”) of Petrohawk and Mission Resources Corporation (“Mission”). Investors and security holders of Petrohawk and Mission are urged to read the definitive joint proxy statement/prospectus, and any other relevant materials filed by Petrohawk or Mission because they contain, or will contain, important information about Petrohawk, Mission and the Merger. These materials and other relevant materials (when they become available) and any other documents filed by Petrohawk or Mission with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Petrohawk may be obtained free of charge from Petrohawk’s website at www.petrohawk.com. The documents filed with the SEC by Mission may be obtained free of charge from Mission’s website at www.mrcorp.com.

Petrohawk, Mission and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Petrohawk and Mission in favor of the Merger. Information about the executive officers and directors of Petrohawk and their ownership of Petrohawk common stock is set forth in the joint proxy statement/prospectus on Form S-4, which was filed with the SEC on April 28, 2005 and subsequently amended. Information about the executive officers and directors of Mission and their ownership of Mission common stock is set forth in Mission’s Amendment to its Annual Report on Form 10-K/A, which was filed with the SEC on April 12, 2005. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Petrohawk, Mission, and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger, which is included in the Registration Statement on Form S-4 filed by Petrohawk with the SEC on April 28, 2005, and the amendments thereto.